EXHIBIT 99.6

New appointment of spokesperson

Date of events:2017/08/08

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):spokesperson

2.Date of occurrence of the change:2017/08/08

3.Name, title, and resume of the replaced person: Chi-Mau Sheih, President of Chunghwa Telecom, Master’s degree in Business Administration from National Taiwan University.

4.Name, title, and resume of the replacement: Shui-Yi Kuo, Senior Executive Vice President of Chunghwa Telecom, Master’s degree in Accounting from National Chengchi University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.Reason for the change:newly appointed CFO and concurrently spokesperson

7.Effective date:2017/08/09

8.Any other matters that need to be specified:None